INVEST IN **VOYAGE MEDIA**

Connecting storytellers with audiences to create film, television and podcast content


It's Your Story.
Tell it.
Please Join The Over 700 Investors Capitalizing On Voyage's Surging Growth

Highlights

Highlights

1. First-of-its-kind (and profitable!) media platform
2. 8 movies & shows produced, one winning an Emmy
3. New podcast division yielding 6-figure revenues after only 3 months
4. 40% Y-O-Y revenue growth in 2020
5. 100% Y-O-Y forecasted revenue growth in 2021
6. KPIs indicate massive inflection point is now

6. KPIs indicate massive inflection point is now

Our Team



Nat Mundel

Nat created Voyage so that storytellers have a new way to develop content & meet the surging demand for Originals. As a former professional mountain climber, Nat has a passion for mobilizing teams to accomplish challenging objectives.



Robert Mitas

Robert manages Voyage's story development and producers, and supports finished projects in the market. He most recently ran Furthur Films, the production company of Michael Douglas, and produces the hit Netflix show RATCHED.



Dan Benamor

Dan leads production on podcasts, and has been a writer, producer & executive on 17 produced feature films & televisions shows, including AMERICAN HEIST, FINAL GIRL, and ROMAN EMPIRE.



Nick Davis



Nick is a seasoned sales and marketing executive and devoted to helping incredible, creative people realize their dream of sharing their story with the world.



Sabrina Santiago

Sabrina is a musician and motorcyclist by night, and by day she plays a superhero connecting storytellers with industry producers.



Kaitlyn Brown

Kaitlyn is an ardent supporter of character-driven storytelling and believer in how effective processes can help a project grow from an idea to realized media content.



Amanda Buckner

Recently joining Voyage from the Directors Guild of America, Amanda supports storytellers entering the platform and beginning their journey.



Pablo De La Cueva

A storyteller and musician at the core, Pablo supports Voyage project as they are polished into their final magnificent jewels.



Corinne Wilkerson

An administrative maven, Corinne ensures seamless customer/vendor support experiences and that everyone gets paid!

The Big Idea

Voyage is revolutionary new way to create original content for the over $2.6 trillion global Entertainment & Media industry.

THE BIG IDEA



> We believe great stories can come from anywhere and that everyone deserves a fair shot. The traditional model in Hollywood leaves people out in the dark, and a lot of great stories are never discovered. Our platform opens the door and shines a light on all 'the next big things'.
>
> ***- Nat Mundel - Founder & CEO***

The platform opens the historically closed Hollywood, and liberates storytellers by providing access to world-class producers and the information previously held only by studios, distributors and talent agencies.

In 2017, we successfully built and grew our "Incubator" that connects storytellers and producers to create film and TV.

In 2021, by connecting these storytellers & producers with our new "Audience Platform", we've found our new big idea.

We are proud to unveil **www.voyagemedia.fm** our bigger, bolder vision that leverages our community of storytellers, producers and now audiences across film, TV, podcasts, books, music and video games, and built on our **newly minted audio-drama podcast division.**

> *"Wattpad with Podcasts"*

With our fast-growing listening audience, Voyage now joins companies like Wattpad (connecting writers and readers, acquired by Naver for $600 million) and podcast studios Wondery (acquired by Amazon for $300 million) and Gimlet

and podcast studios Wondery (acquired by Amazon for $300 million) and Gimlet Media (acquired by Spotify for $200 Million).



"Our new audience platform, VoyageMedia.fm, has given Voyage a whole new flywheel… a wonderful way for our storyteller clients to share stories with over 600 million listeners worldwide, a new advertising revenue stream, a way to test stories in the market and create traction, and ultimately a new way to share stories with the entertainment industry for the home-run paydays of movies and shows."

- Nat Mundel, Founder & CEO

Why Are We Raising Money?

This fundraise is an <u>opportunity for the crowd to buy stock</u> in our company before strategic investors and before mergers and acquisitions.

And with all our Key Performance Indicators skyrocketing, the time is now.



Forward looking projections cannot be guaranteed

Our Audio Drama Podcast Division Is Taking Off: We suspected the Audio Drama Podcast business would be a smart play for Voyage, but we didn't know just how quickly it would soar. While in Stealth Mode, we produced and released 3 audio dramas, all of which hit 'top 100' podcast charts on Apple, and started growing an audience network in the 10s of thousands. The division is already yielding mid-6 figure revenues and we are on pace to beat our own estimates:



Forward looking projections cannot be guaranteed

Forward looking projections cannot be guaranteed

The proceeds from this raise will be used to build our bold new future without risking working capital, and enable us to invest in new technology, the capability to exploit the whole new revenue streams podcasting presents, and ramp up the growth of our community of storytellers and audiences.

Our vision is to, by 2025 achieve a $200-300 million dollar valuation, by growing our storyteller-user base to 2.4m and producing 600 podcast episodes, 12 movies and over 100 television episodes every year. **And with an audience of 100 million!**

Forward-looking projections cannot be guaranteed.

2025 OBJECTIVES
2.44MM Users
With average revenue of $20/user
12 Films
With average fee of $300,000/film
104 TV Episodes
With average fee of $30,000/episode
600 Podcast Episodes
With average fee of $7,000/episode

Forward looking projections cannot be guaranteed



By 2025, we map net profits at $21 million on gross revenue of over $58 million. Our profit margins are so high because of our underlying financial model:

*We make money during the development of content. For all other studios in the world, development is an expense/liability, yet at Voyage, development is an income stream. These revenues are described in the chart below as "Incubator Revenue" and "Incubator Net Income".

*Not only do we make money during development of content, we also share in the content's upside with producer fees, profit sharing and ad-revenue. this is indicated in the chart below as "Producer Fee & Ad Revenue", or what we refer to as 'gravy'.

FINANCIAL PROJECTIONS

	2020	2021	2022	2023	2024	2025
Users	80,000	150,000	300,000	800,000	1,600,000	2,400,000
Incubator Revenue	**$1,669,000**	**$3,000,000**	**$6,000,000**	**$16,000,000**	**$32,000,000**	**$48,000,000**
Gross Profit	$1,005,727	$1,950,000	$3,900,000	$10,400,000	$20,800,000	$31,200,000
Gross Margin	60%	65%	65%	65%	65%	65%
SG&A	$793,357	$1,260,000	$2,250,000	$6,720,000	$13,440,000	$20,160,000
Incubator Net Income	**$212,370** (includes $71,000 forgiven PPP)	**$690,000**	**$1,380,000**	**$3,360,000**	**$7,360,000**	**$11,040,000**
Producer Fee & Ad Revenue	**$35,000** *already measured in revenue line above	**$330,000** *$180,000 already measured in revenue line above	**$580,000**	**$2,720,000**	**$6,160,000**	**$10,920,000**
Combined Net Income	**$212,370**	**$840,000**	**$1,960,000**	**$6,400,000**	**$13,520,000**	**$21,960,000**

Forward looking projections cannot be guaranteed

The Market

Voyage is well positioned to claim its unique piece of the over $2.6 trillion global Entertainment & Media industry.

Our business model lies where emerging trends in the market converge:



THE OPPORTUNITY

The Intersection of High Growth Industries

Podcast industry expected to grow at 22.2% CAGR, film/TV at 5% CAGR, both outpacing the Entertainment & Media sector expectations of 2.8% CAGR through 2024*

The Streaming Wars Made Content King

Amazon, Netflix, etc. producing more and more originals as NBC, HBO, Disney, etc. launch streaming platforms and terminate licensing deals – the number of original shows more than doubled between 2010 & 2020*

Consolidation for Content, Scale & Market Share

After the megamergers of 2014-2020 (Amazon/MGM, Disney/Fox, etc.) M&A activity appears focused on content at the smaller-levels, as stalwarts gobble up non-traditional media companies*

* PWC, Variety Insight, Business Wire, FilmTrack

Forward-looking projections cannot be guaranteed.

Hear From Celebs Performing In Our Podcasts:

In a few short months of 'stealth mode', our audio drama podcasts have major celebs signed on. Dean Norris (Breaking Bad), Jonathan Frakes (Star Trek), Ethan Suplee (Wolf of Wall Street), Lili Taylor (American Crime, Ransom) & Michael Emerson (Lost) to name a few...


Dean Norris + Voyage + Nat Mundel
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Jonathan Frakes + Voyage + Nat Mundel
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Ethan Suplee + Voyage + Nat Mundel
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Watch Our Founder Discuss Our Bold New Vision:


Voyage Media - Founder, Nat Mundel
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INTRODUCING



voyage
with Audiences to Incubate Film, Television
& Now Podcast Originals.
It's Your Story. Tell it.
Watch on YouTube

Head of Originals & Head of Podcasts on Upcoming Releases:



Voyage Media - Robert Mitas & Dan Benamor
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ATTACHMENT
DAVID DRAYER
CAMOUFLAGED SISTERS
The Jack Tales
Film & TV Originals
Voyage produces content across all genres & markets, including film, scripted & unscripted television, and documentaries ...
Watch on YouTube

In The News:



Medium

> *"Be Generous. We think of this as being generous with one's spirit, time, knowledge and purpose. We think the industry at large is quite stingy in these areas so we seek to create a friendlier and more open path)..."* ***Read The Full Article***



VARIETY

> *"Voyage Media launched its podcast production division with three new podcasts: scripted thrillers "Otzi the Iceman Must Die" starring Ethan Suplee ("Remember The Titans")..."* ***Read The Full Article***

DEADLINE

> *"EXCLUSIVE: We've learned that Salt filmmaker Phillip Noyce is set to direct Alive Day, a feature adaptation of Samuel Hill's military taskforce novel Six Days to Zeus: Alive Day..."* ***Read The Full Article***



CISION
PR Newswire

> *"Voyage Media, the industry's first incubator of original film and television content, today announced it is launching its eagerly anticipated podcast*

*production division..." **Read The Full Article***

Why Invest Now:

Voyage has reached an inflection point and this is likely the last time we will raise money from the crowd. Our skyrocketing growth across all key performance indicators is now intersecting with massive industry trends, and we believe that the next 3-4 years will find us a very attractive acquisition target. Now is the time to get in.

> *"If you believe in the power of story to shape and change the world, if you believe that decentralized platforms will continue to take over industry after industry, and if you believe in our track record of doing what we say we're going to do, then please join us as an owner!*
>
> *We built Voyage to be a part of your story. Tell it."*
>   *-Nat Mundel, Founder & CEO.*



